Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: October 26, 2017

TEEKAY TANKERS ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 17, 2017

Hamilton, Bermuda, October 26, 2017 – NOTICE IS HEREBY given that the special meeting of shareholders of Teekay Tankers Ltd., a Marshall Islands corporation (the Company or Teekay Tankers), will be held on November 17, 2017 at 12:00 p.m. (Pacific Standard Time) in the Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA for the following purposes related to the previously announced merger agreement with Tanker Investments Ltd., all of which are more completely set forth in the joint proxy statement and prospectus:

1)	To consider and vote upon a proposal to approve an amendment to the Amended and Restated Articles of Incorporation of Teekay Tankers to increase the number of authorized shares of Class A Common Stock from 200,000,000 to 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 485,000,000 (the Charter Amendment Proposal);

2)	To consider and vote upon a proposal to approve the adjournment of the Teekay Tankers Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Charter Amendment Proposal; and

3)	To transact any other business that may properly come before the Teekay Tankers Special Meeting, or any adjournment or postponement of the Teekay Tankers Special Meeting.

See below for a link to the Teekay Tankers Special Meeting’s joint proxy statement and prospectus:

http://teekay.com/wp-content/uploads/2017/04/TIL_TNK_Joint-Proxy-Statement-and-Prospectus.pdf

About Teekay Tankers

Teekay Tankers currently owns a fleet of 38 double-hull tankers, including 20 Suezmax tankers, 11 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has one contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers and which Teekay Tankers has agreed to acquire the remaining ownership interest. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekaytankers.com

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers. In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), including a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus contains important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

2

- more -